Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

By Electronic Mail

March 31, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 29, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Smart Share Global Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American depositary shares, each representing
two (2) Class A ordinary shares, par value US$0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,